The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

RETURN RECEIPT REQUESTED

May 14, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Basic Agreement on the Establishment of a New Joint-Venture Company for Pension Plan Administration Services

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 5/19

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By Naoya Takeuchi

Name : Naoya Takeuchi
Title: Joint General Manager

The Sumitomo Trust & Banking Co., Ltd.

Basic agreement on the establishment of a new joint-venture company for pension plan administration services

Tokyo, May 14, 2004 --- The Sumitomo Trust and Banking Co., Ltd. ("Sumitomo Trust") and Mizuho Trust and Banking Co., Ltd. ("Mizuho Trust") have reached a basic agreement on the establishment of a new joint-venture company which will undertake pension plan administration services.

Background of the establishment of a joint venture and goal

Under unprecedented change of pension system such as return of the substitutional portion of the employees' pension fund to the government ("*Daiko henjo*") and shift from defined benefit plan to defined contribution plan, pension clients face various and complicated problems as well as requirements of prompt adoption to the revision of laws and pension plan modification. As a result, flexible operation platform with advanced information technology for pension plan administration has become more important.

Sumitomo Trust and Mizuho Trust have shared such recognition, and agreed to establish a joint venture to enhance our competitiveness of pension plan administration business and to provide more efficient and excellent services to our clients, through economies of scale.

The joint venture plans to adopt the main system which is under development by Sumitomo Trust, and to build up leading pension plan administration infrastructure in Japan.

Profile of joint venture

1. Scope of Business
   - Pension plan administration services (modification of pension plans, record keeping for plan participants and pension recipients, and payment operation)
   - Development and operation of administration platform

2. Date of establishment and commencement of operation
   - The joint venture is planned to be established within the fiscal year 2004 and to begin its operation from the fiscal year 2005.

     ※The establishment will be held after the completion of notification to the authorities.

3. Shareholders
   - Sumitomo Trust 50%
   - Mizuho Trust 50%

4. Possibilities of the participation of other trust banks
   - Sumitomo Trust and Mizuho Trust will study the possibility in a forward-looking manner, if we receive an offer of participation to the joint venture.

Name, capital, location of head office and board of directors of the joint venture will be decided at some future date, after due consultation between two banks.

For inquiries, please contact
Koichi Onaka, Head of IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654

For reference

<Business scheme>



Pension clients
Operating agreement
Service
Operating agreement
Service
Sumitomo Trust
Mizuho Trust
Capital
Outsourcing of pension plan administration and platform development
Outsourcing of pension plan administration and platform development
Joint venture

- Sumitomo Trust and Mizuho Trust remain the counter parties of operating agreement with pension clients and are responsible for relationship management.
- The joint venture provides pension plan administration services such as modification of pension plans, record keeping for pension participants and pension recipients, payment operation, and development and operation of IT platform.

<Scale of business>

	Sumitomo Trust	Mizuho Trust	Joint venture (in total)
Number of pension plans under administration	1,065	1,262	2,327
Number of pension participants	1.19 million	1.09 million	2.28 million
Number of pension recipients	0.38 million	0.34 million	0.72 million

※Estimated from the scale of two banks as of March 2004